UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

March 16, 2010

Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

Crucell's Supervisory Board Nominates Mr. W. Burns, Mr. J. Shannon and Mr. G. Siber as New Board Members

Leiden, the Netherlands (15 March, 2010) - Dutch biopharmaceutical company Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced the nomination of Mr. William (Bill) Burns, Mr. James Shannon and Mr. George Siber to join its Supervisory Board. The Supervisory Board of Crucell has nominated Mr. Burns, Mr. Shannon and Mr. Siber as new members of the Board, to be presented to Crucell's shareholders at the Company's AGM on June 4, 2010.

"We are delighted to nominate Bill Burns, James Shannon and George Siber for positions in Crucell's Supervisory Board. They bring with them a wealth of industry and product development experience," says Jan Oosterveld, Chairman of the Supervisory Board at Crucell. "The proposition to strengthen our Supervisory Board with professionals from our industry of such caliber and experience is very exciting. I very much look forward to working closely with all three of them to build on our strategic vision of making Crucell a world-class biopharmaceutical player and improving the speed to market of our pipeline products," says Ronald Brus, Chief Executive Officer at Crucell.

Mr. Burns (1947), a British national, has built a distinguished track record in the pharmaceutical industry over the last 40 years. Most recently Mr. Burns served as the CEO of the Pharmaceuticals Division of Roche. Mr. Burns worked at Roche since 1986, where in 1991 he moved from being Head of Pharma UK to being responsible for Global Business Development and Strategic Marketing, based in Switzerland. Mr. Burns' responsibilities also included all international commercial operations. Mr. Burns joined Roche's Corporate Executive Committee in 2000 and headed the Pharmaceutical Division of the company worldwide for 8 years. He stepped down as CEO Pharmaceuticals Division in December 2009. Prior to Roche Mr. Burns worked at Beecham Pharmaceuticals where he started as a management trainee in 1969. He spent the next 17 years with Beecham in a variety of roles of increasing responsibility, based in the UK and Japan. Mr. Burns graduated from Strathclyde University, Scotland, with a B.A. (Honours Degree) in Business Economics.

Mr. Burns represented Roche on the board of the European Federation of Pharmaceutical Industries and Associations (EFPIA) and the International Federation of Pharmaceutical Manufacturers & Associations (IFPMA) and was Chairman of Interpharma, the Swiss research companies' trade association. Mr. Burns has extensive experience in biotechnology and served as a board member of Genentech and is currently a member of the Board of Roche Holding AG and Chugai Pharmaceutical Co., Ltd.

Mr. Shannon (1956), a British national, with over 20 years of experience in senior development positions, most recently served as Head of Global Development at Novartis Pharma AG in Basel. He joined Sandoz AG in Basel as Head of Regulatory Affairs and on the announcement of the merger between Ciba-Geigy AG and Sandoz, Mr. Shannon headed the Research & Development integration office to create the newly formed Research & Development groups at Novartis. Following the successful global integration of the two companies, Mr. Shannon returned to the USA to head the Cardiovascular Strategic team of Novartis for the launch phase of Diovan, which ultimately became Novartis' largest product. Subsequently he held a number of other senior development positions at Novartis ultimately leading to his appointment as Head of Global Development in 2005. Mr. Shannon retired from Novartis in 2008. Before joining Novartis, Mr. Shannon held various senior positions in clinical and product development at Sterling Winthrop Inc. and was Senior Vice President of

Clinical Development for Sterling during the alliance with Sanofi which saw the late stage development of clopidogrel and irbesartan. He left shortly after the acquisition of Sterling by Sanofi in 1994. Mr. Shannon started his professional career with approximately seven years in clinical practice, after finishing his medical studies in Ireland and his undergraduate and post-graduate degrees from Queens University, Belfast, where he trained in medicine and cardiology.

Mr. Shannon has been involved in the development and registration of many successful medicines, including Diovan, Tekturna®, Gleevec®, Femara®, Zometa®, Aclasta, Xolair®, and Plavix®. At present Mr. Shannon holds the position of President and CEO of Cerimon Pharmaceuticals, Inc. and serves on the Boards of Arch Therapeutics; Endocyte Inc; Mannkind Corporation and Xanodyne Pharmaceuticals, Inc.

Mr. Siber (1944), an American national, is regarded to be one of the leading global authorities in vaccines. Mr. Siber completed his medical degree at McGill University in Canada. From 1970 to 1975, Mr. Siber went through intensive medical training in internal medicine and infectious diseases at Rush Medical Center in Chicago and Beth Israel and Children's Hospital at Harvard Medical School in Boston. Mr. Siber has extensive drug development experience and has been developing vaccines since his days in the public health service, a career of 35 years (post academic work). Previously Mr. Siber was the Executive Vice President and Chief Scientific Officer of Wyeth Vaccines. Prior to joining Wyeth, Mr. Siber was Director of the Massachusetts Public Health Biologic Laboratories and Harvard Medical School Associate Professor of Medicine at Dana Farber Cancer Institute. At Wyeth, Mr. Siber has overseen vaccine research and development for 10 years. Products developed under his leadership at Wyeth include Acel-Immune, RotaShield®, Meningitec®, Prevenar 7, Prevenar 13, and FluMist®, in collaboration with MedImmune. Additionally, while in Massachusetts, Mr. Siber led the research, the development, and the approval of CytoGam® (CMV Immune Globulin) and RespiGam® (RSV Immune Globulin), both marketed by MedImmune. RespiGam® is the precursor product to Synagis®, the first monoclonal antibody to an infectious disease.

Mr. Siber currently serves on numerous advisory committees including those of the PATH's Pneumococcal Vaccine Project, the Malaria Vaccine Initiative, the Gates Maternal Immunization Program, the Stop TB Task Force and the Scientific Advisory Board of several vaccine companies, including Novartis Vaccines and Diagnostics, LigoCyte Pharmaceuticals, Inc. and Variation Biosciences. Mr. Siber was named to the National Advisory Allergy and Infectious Diseases Council in 2010. Mr. Siber is currently serving as Executive Chairman of Genocea Biosciences and as Non-executive Director of Selecta Biosciences, Inc., both in Boston.

About Crucell
Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include Johnson & Johnson, DSM Biologics, sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in

Leiden, the Netherlands, with subsidiaries in Argentina, China, Italy, Korea, Spain, Sweden, Switzerland, UK and the USA. The Company employs over 1200 people. For more information, please visit www.crucell.com.

Forward-looking statements
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the US Securities and Exchange Commission on April 22, 2009, in the section entitled 'Risk Factors'. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

For further information please contact Crucell:
Oya Yavuz
Vice President Corporate Communications & Investor Relations
Tel. +31 (0)71 519 7064
ir@crucell.com
www.crucell.com

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)
March 16, 2010 (Date)	/s/ OYA YAVUZ Oya Yavuz Director of Investor Relations